EXHIBIT (a)(v)

TREK RESOURCES, INC. ANNOUNCES COMPLETION OF REVERSE STOCK SPLIT AND TERMINATION OF ITS REPORTING OBLIGATIONS AND STOCK REGISTRATION

DALLAS, TX, May 10, 2005 - Trek Resources, Inc. (the "Company") (OTCBB: TREK) today announced that it has completed a "going private" transaction. Following a 1-for-100 reverse stock split of the Company's common stock, the Company terminated the registration of its common stock under the Securities Exchange Act of 1934, thereby terminating the Company's reporting obligations with the Securities and Exchange Commission.

As a result of the going private transaction, the Company's common stock will no longer be listed on the OTC Bulletin Board.

In the reverse stock split, the Company's common stockholders are entitled to receive cash in the amount of $2.50 per pre-split share in lieu of any fractional shares of post-split common stock. As a result, holders of fewer than 100 shares of pre-split common stock at the time of the reverse stock split will not remain Trek stockholders. Holders of more than 100 shares of pre-split common stock received one share of new post-split common stock for each 100 shares of pre-split common stock, plus cash in lieu of any fractional share.

Stockholders will receive instructions regarding the method of exchanging old stock certificates for cash and/or stock certificates representing shares of post-split common stock. Stockholders need not do anything with their stock certificates until they receive instructions. Copies of certain documents filed by the Company with the SEC relating to the reverse stock split are available without charge at the SEC's website at http://www.sec.gov or from the Company.

Michael E. Montgomery, the Company's chairman, president and chief executive officer, commented "the resources required to maintain our compliance with the increasingly complex regulations imposed on publicly held companies by the SEC have grown rapidly over the last few years. These efforts now consume a far greater percentage of our management and financial resources than can be justified by the benefits derived. Our stockholders will be far better served by the Company directing the resources freed by this change into activities that will contribute directly to the Company's bottom line."

Trek is a Dallas-based domestic oil and gas acquisition and production company with oil and gas assets principally in Texas and Oklahoma. More information about the Company may be found at the Company's web site, http://www.trekresources.com/ or by contacting Mr. Montgomery at Trek's headquarters, 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206, telephone number (214) 373-0318.

The Company notes that statements contained in this news release that are not based on historical facts are forward-looking statements and, as such, are subject to uncertainties and risks that could cause actual results to differ materially from those projected or implied by such statements. These risks, contingencies and uncertainties, many of which are beyond the Company's control, include those risk factors that are set forth in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2004, the Company's Quarterly Report on Form 10-QSB for the quarterly period ending December 31, 2004, and the Company's Reports on Form 8-K, all on file with the U.S. Securities and Exchange Commission. The Company is not obligated to publicly update or revise these risks, contingencies, uncertainties or forward-looking statements.